Mail Stop 3561

January 5, 2009

Daniel K. Leonard
President, CEO
Liverpool Group, Inc.
17445 Arbor Street
Omaha, NE 68130

Re: Liverpool Group, Inc.
   Registration Statement on Form 10, Amendment 2
   Filed December 3, 2009
   File No. 0-53303

Dear Mr. Leonard:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   With respect to prior comment one of our letter dated September 15, 2008, please provide the representations signed by the company, not on letterhead from counsel.

2.   We note your response to prior comment two of our letter dated September 15, 2008. It is unclear why you believe the transaction was not a spin-off. It appears that shareholders of an existing company received shares from another, newly-created entity. We also note disclosure in Item 1, Business, indicating that the

predecessor entity transferred its "assets, liabilities and tax attributes" to an entity unrelated to the registrant. In your response, please include a diagram illustrating the reorganization.

Item 1A. Risk Factors

3.   We note your response to comment three of our letter dated September 15, 2008 and the statement in risk factor #17 regarding a potential "transactional or security exemption" for resales of securities. With a view to disclosure, advise us of any exemptions you believe would be available. See, for example, section II.F.6 of Securities Act Release No. 33-8869.

                                        *   *   *

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        As a response to this letter, please provide, in writing, a statement from the company acknowledging that

        the company is responsible for the adequacy and accuracy of the disclosure in the filings;

        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez, who supervised the review of your filing, at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: John Heskett
       Fax (918) 336-3152